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                              July 20, 2022

       Jie Li
       Chief Financial Officer
       China Automotive Systems Inc.
       No. 1 Henglong Road, Yu Qiao Development Zone , Shashi District
       Jing Zhou City , Hubei Province , the People   s Republic of China

                                                        Re: China Automotive
Systems Inc.
                                                            Form 10-K for the
period ended December 31, 2021
                                                            Filed March 30,
2022
                                                            File No. 0-33123

       Dear Mr. Li:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the period ended December 31, 2021

       Item 1. Business., page 4

   1.                                                   At the onset of Item 1,
please revise to disclose prominently the following:

                                                              whether your
auditor is subject to the determinations announced by the PCAOB on
                                                            December 16, 2021;
                                                              whether and how
the Holding Foreign Companies Accountable Act, the Accelerating
                                                            Holding Foreign
Companies Accountable Act, and related regulations will affect your company, including
the time frame change in PCAOB inspections for two
                                                            consecutive years
instead of three years;
                                                              whether you have
been or expect to be identified by the Commission under the
                                                            HFCAA; and
                                                              a cross-reference
to your more detailed disclosure in your risk factors, including the heading of the risk
factor.
 Jie Li
FirstName  LastNameJie Li Inc.
China Automotive Systems
Comapany
July       NameChina Automotive Systems Inc.
     20, 2022
July 20,
Page  2 2022 Page 2
FirstName LastName
2. At the onset of Item 1, please disclose prominently that you are not a Chinese operating company but a holding company incorporated in Delaware with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors.
         If true, disclose, that contracts related to this structure have not been tested in court.
         Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
3. At the onset of Item 1, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company
s operations in
         China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of any securities you register for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, have or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.
4. Disclose in Item 1 that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
5. At the onset of Item 1, disclose the risks that your corporate structure and being based in
         or having the majority of the company   s operations in China poses to
investors. In
         particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Disclose within Item 1 each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities
 Jie Li
FirstName  LastNameJie Li Inc.
China Automotive Systems
Comapany
July       NameChina Automotive Systems Inc.
     20, 2022
July 20,
Page  3 2022 Page 3
FirstName LastName
         being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. At the onset of Item 1, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed between the holding company and its subsidiaries. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S.
         investors.
Item 1A. Risk Factors.
Risks related to doing business in China and other countries besides the United States, page 16

8.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
The recent state government interference into business activities of U.S.-listed Chinese companies may negatively impact our operations., page 20

9. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or
 Jie Li
China Automotive Systems Inc.
July 20, 2022
Page 4
         policies that have been issued by the CAC to date.
General

10. As it appears your officers and directors are located in China, please revise to include risk factor disclosure, as well as a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgements against these individuals. Refer to Item 101(g)
         of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman at (202) 551-3794 or Andrew Blume at
(202) 551-
3254 with any questions.



FirstName LastNameJie Li                                        Sincerely,
Comapany NameChina Automotive Systems Inc.
                                                                Division of
Corporation Finance
July 20, 2022 Page 4                                            Office of
Manufacturing
FirstName LastName